September 2, 2020

Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: NV5 Global, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2019
Filed February 26, 2020 (the “2019 Form 10-K”)
Form 8-K Furnished on May 7, 2020
File No. 001-35849

Ladies and Gentlemen:

NV5 Global, Inc. (the “Company” or “NV5”) hereby provides supplemental responses to comments originally issued in a letter dated June 19, 2020 (the “Staff’s Letter”) regarding the Company’s above-referenced reports filed or furnished, as the case may be, pursuant to the Securities Exchange Act of 1934, as amended, as discussed with the Staff on several teleconference calls during July, August and September 2020.

The Company provided response letters dated July 1, 2020 and August 18, 2020 (the “August Response”) to the Staff’s Letter. The numbered paragraph set forth below restates the Company’s response contained in the August Response and reflects in the attachment further clarification regarding future disclosures as requested by the Staff.

Form 10-K for the Fiscal Year Ended December 28, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Consolidated Results of Operations, page 37

1.You present the non-GAAP measure "Net Revenues" in the tabular disclosure which represents gross revenues minus sub-consultant costs and other direct costs which are generally pass-through costs. Please tell us the following in regard to the calculation of Net Revenues:

•	Why it is appropriate to adjust gross revenue for costs to arrive at a net revenue amount.

•	What "generally pass-through costs" represent and other direct costs consist, and in particular, what "generally" means.

•	Whether all costs included in the adjustment are actual amounts, and if not, the basis for amounts that are not actual.

•
The types of contracts to which the pass-through costs pertain and whether all pass- through costs relating to these contracts are reflected in the adjustment made. If not all pass-through costs are reflected in the adjustment, tell us why and how you distinguish between costs that are reflected in the adjustment and those that are not.

•	How the measure is used by and why it is important to you and investors.

In addition, the current tabular disclosure appears to place undue prominence on "Net Revenues" pursuant to the first bullet of the answer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K. Please revise your presentation as appropriate.

Division of Corporation Finance
September 2, 2020

RESPONSE:

The Company believes it is appropriate to adjust gross revenues for sub-consultant costs and other direct costs because it presents investors with a meaningful measure of revenue generated from services that are provided by Company employees. In the course of providing services, we at times subcontract various consulting and engineering services. In accordance with U.S. generally accepted accounting principles (“GAAP”), we include in our revenue sub-consultant services that we procure or manage. By excluding sub-consultant services and other direct costs, we are able to provide the investor additional meaningful information regarding how our margins trend period to period. Therefore, we evaluate revenue exclusive of sub-consultant services and other direct costs. Other direct costs typically consist of equipment, travel and administrative costs. Prior to our acquisition of Quantum Spatial, Inc. at the end of 2019, all of these costs represented actual amounts incurred and due to third parties. Beginning in the first quarter of 2020, about 4.7% of our sub-consultant services and direct costs represented aircraft standard costs related to Quantum Spatial’s aerial service offering. We refer to the aforementioned sub-consultant services and other direct costs as “generally pass-through” because the majority of these costs have no or minimal mark-up relative to our direct labor. The costs pertain to any contract of the Company for which we utilize sub-consultants or incur other direct costs as defined above. The Company uses this measure in evaluating the business performance of the overall business and individual business units. The Company believes investors and analysts use this measure when evaluating its performance in its industry and that this presentation is consistent with that followed by other industry peers - see Annual Report on Form 10-K for the year ended September 29, 2019 filed by Tetra Tech, Inc. which includes “revenue, net of subcontractor costs,“ and Annual Report on Form 10-K for the year ended December 31, 2019 for Hill International, Inc., which includes “consulting fee revenue” or “CFR” distinct from “total revenue” (which includes reimbursable subcontractor costs). In accordance with our discussions with the Staff, if we use this measure in future press releases furnished pursuant to Item 2.02 of Form 8-K, we will refer to this measure as “Gross Revenues Generated by Employees”. Additionally, Gross Revenues Generated by Employees will exclude the margin related to the sub-consultant services and other direct costs and we may utilize the measure for a group of our business units or our consolidated results. Attached as Exhibit A is our second quarter 2020 earnings release as it would have been issued using this new terminology.

We acknowledge the Staff’s comment regarding C&DI 102.10 guidance regarding tabular disclosure, and removed net revenue from the tabular presentation in our Quarterly Report on Form 10-Q for the quarter ended June 27, 2020 and will use this format for future filings on Forms 10-K and 10-Q.

Please contact me at (954) 495-2116 to discuss any additional information you may need in order to conclude on this issue.

Thank you for your consideration of this matter.

Sincerely,

Edward Codispoti
Chief Financial Officer

Division of Corporation Finance
September 2, 2020

Exhibit A

NV5 ANNOUNCES RECORD SECOND QUARTER RESULTS; EXCEEDS ANALYSTS' EXPECTATIONS

HOLLYWOOD, FL - August 5, 2020 - NV5 Global, Inc. (Nasdaq: NVEE) ("NV5" or the "Company"), a provider of professional and technical engineering, geospatial, and consulting solutions, today reported financial results for the second quarter ended June 27, 2020.

In the second quarter, Gross Revenues increased 27% and Gross Revenues Generated by Employees, increased XX%. "We are pleased with our second quarter performance, which exceeded analyst expectations in both gross revenues and adjusted earnings per share, while generating strong cash flows from operations and adjusted EBITDA, despite the impacts of the COVID-19 pandemic. We also secured a number of large contracts with utilities, departments of transportation, and the municipal sector in the second quarter and entered into an agreement to acquire Mediatech Design Group, which is expected to increase our technology design services in the Middle East and Southeast Asia," said Dickerson Wright, PE, Chairman and CEO of NV5.

Second Quarter 2020 Financial Highlights

•	Gross Revenues for the second quarter of 2020 were $162.7 million compared to $128.0 million in the second quarter of 2019.

•	Gross Revenues Generated by Employees for the quarter were $XXXX million compared to $XXXX million in the second quarter of 2019.

•	Gross Revenues for the quarter exceeded analyst consensus expectations by 8%.

•
Net income for the second quarter of 2020 was $4.5 million compared to $8.8 million in the second quarter of 2019 (second quarter of 2020 included $3.9 million of additional interest expense, $4.4 million of additional intangible amortization expense, and a higher effective income tax rate compared to second quarter of 2019).

•	Adjusted EBITDA for the second quarter of 2020, excluding stock compensation and acquisition-related costs, was $26.9 million, an increase from $18.4 million in the second quarter of 2019.

•	GAAP EPS was $0.36 per share in the second quarter of 2020.

•	Adjusted EPS in the second quarter of 2020 was $0.93 per share, exceeding analyst consensus expectations of $0.59 per share.

•	Cash flows from operations for the second quarter of 2020 were $37.1 million compared to $1.1 million in the second quarter of 2019.

Six Months Ended June 27, 2020 Financial Highlights

•	Gross Revenues for the six months ended June 27, 2020 were $328.2 million compared to $245.3 million in the six months ended June 29, 2019.

•	Gross Revenues Generated by Employees for the six months ended June 27, 2020 were $XXXX million compared to $XXXX million in the six months ended June 29, 2019.

•
Net income for the six months ended June 27, 2020 was $8.7 million compared to $14.3 million in the six months ended June 29, 2019 (six months ended June 27, 2020 included $7.4 million of additional interest expense, $7.8 million of additional intangible amortization expense, and a higher effective income tax rate compared to six months ended June 29, 2019).

•
Adjusted EBITDA for the six months ended June 27, 2020, excluding stock compensation and acquisition-related costs, was $51.1 million, an increase from $33.8 million in the six months ended June 29, 2019.

•	GAAP EPS was $0.69 per share in the six months ended June 27, 2020.

Division of Corporation Finance
September 2, 2020

•	Adjusted EPS in the six months ended June 27, 2020 was $1.77 per share.

•	Cash flows from operations for the six months ended June 27, 2020 were $50.7 million compared to $17.4 million in the six months ended June 29, 2019.

Use of Non-GAAP Financial Measures; Comparability of Certain Measures

For the second quarter of 2020, we are no longer reporting Net Revenues and instead have reported Gross Revenues Generated by Employees, which we believe represents a more precise measure of the performance and efficiency of our direct labor staff. Gross revenues generated by employees is a subset of total gross revenues. It does not include revenue generated from passing through sub-consultant services and other direct costs, and associated margins to our customers. Furthermore, Gross Revenues eliminates intercompany revenues where the Company performed the service in lieu of utilizing third-party sub-consultants. The Company believes that Gross Revenues Generated by Employees provides a meaningful perspective on our business results. Gross Revenues Generated by Employees reflects the amount of revenue attributable to our direct labor and provides a meaningful measure of our performance. By excluding sub-consultant costs and other direct costs, and any associated margins, from our revenues, the Company is able to provide a meaningful analysis of our business to our investors, one which the Company uses to assess the performance and efficiency of its direct labor staff. Our calculation of Gross Revenues Generated by Employees differs slightly from our prior calculations of Net Revenues. While we believe these differences are not material to an understanding of the performance of our business, you should note that the two measures may not be strictly comparable in all respects.

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) is not a measure of financial performance under GAAP. Adjusted EBITDA reflects adjustments to EBITDA to eliminate stock-based compensation expense and acquisition-related costs. Management believes Adjusted EBITDA, in addition to operating profit, Net Income, and other GAAP measures, is a useful indicator of our financial and operating performance and our ability to generate cash flows from operations that are available for taxes, capital expenditures, and debt service. A reconciliation of Net Income, as reported in accordance with GAAP, to Adjusted EBITDA is provided at the end of this news release.

Adjusted earnings per diluted share (“Adjusted EPS”) is not a measure of financial performance under GAAP. Adjusted EPS reflects adjustments to reported diluted earnings per share (“GAAP EPS”) to eliminate amortization expense of intangible assets from acquisitions, net of tax benefits, and acquisition-related costs. As we continue our acquisition strategy, the growth in Adjusted EPS will likely increase at a greater rate than GAAP EPS. A reconciliation of GAAP EPS to Adjusted EPS is provided at the end of this news release.

Our definition of Net Revenues, Adjusted EBITDA, and Adjusted EPS may differ from other companies reporting similarly named measures. These measures should be considered in addition to, and not as a substitute for, or superior to, other measures of financial performance prepared in accordance with GAAP, such as Gross Revenues, Net Income, and Diluted Earnings per Share.

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